Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES FDA RESPONSE TO APPEAL OF APPROVABLE LETTER FOR ONCE-DAILY TRAMADOL

LAVAL, Quebec (November 21, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has received a written response from the U.S. Food and Drug Administration (FDA) regarding its appeal of the Agency’s Approvable Letter for its once-daily tramadol formulation through the Formal Dispute Resolution process. In the response, the Acting Director of the Office of Drug Evaluation II, Center for Drug Evaluation and Research has not overturned the decision in the Agency’s Approvable Letter of May 2007.

Labopharm plans to appeal the matter to the next supervisory level at the FDA in the coming weeks.

Labopharm initiated the Formal Dispute Resolution process in October of this year after receiving an Approvable Letter from the FDA for its once-daily formulation of tramadol in May.

About the FDA’s Formal Dispute Resolution Process

FDA regulations provide a mechanism for those seeking regulatory approval of a drug product through a New Drug Application (NDA) to obtain formal review of any Agency decision through a Formal Dispute Resolution process by raising the matter with the supervisor of the employee who made the decision. If the issue is not resolved at the primary supervisory level, the applicant may request that the matter be reviewed at the next higher supervisory level. This process may continue through the Agency's chain of command, through the Centers to the Commissioner of Food and Drugs. The Formal Dispute Resolution process exists to encourage open, prompt discussion of scientific (including medical) disputes and procedural (including administrative) disputes that arise during the drug development, new drug review, generic drug review, and post-marketing oversight processes.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com